UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X]	FOR THE YEAR ENDED DECEMBER 31, 2003 OR
[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from . . . . to . . . . Commission file number 1-7627

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES
RETIREMENT SAVINGS PLAN
(Full title of the plan)

FRONTIER OIL CORPORATION
 (Name of issuer of the securities)

10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(Address of issuer’s principal executive offices)

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2003

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
the Frontier Refining & Marketing Inc. and Subsidiaries
Collectively Bargained Employees Retirement Savings Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for plan benefits of the Frontier Refining & Marketing Inc. and Subsidiaries Collectively Bargained Employees Retirement Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Denver, Colorado

June 25, 2004

                                          FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
                                       COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

                                         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                   As of December 31, 2003 and 2002

                                                                             2003               2002
                                                                       ---------------     ---------------
ASSETS
     Cash and Cash Equivalents                                         $             -     $         8,388
                                                                       ---------------     ---------------

     Investments at Fair Value (Note 2):
         Mutual Funds                                                       13,852,951          10,167,007
         Frontier Oil Corporation Common Stock                                 183,743             185,528
         Common/Collective Trust                                             4,026,660           3,636,244
         Participant Loans                                                     767,737             761,694
                                                                       ---------------     ---------------
                                                                            18,831,091          14,750,473
                                                                       ---------------     ---------------
     Receivables:
         Employer Contributions                                                253,667             208,267
         Participant Contributions                                                   -              59,942
                                                                       ---------------     ---------------
                                                                               253,667             268,209
                                                                       ---------------     ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                 $    19,084,758     $    15,027,070
                                                                       ===============     ===============

                                   The accompanying notes are an integral part of these statements.

                                          FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
                                       COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

                                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                            For the Years Ended December 31, 2003 and 2002

                                                                                     2003                2002
                                                                                ---------------    ---------------
Contributions:
     Employer                                                                   $       884,704    $       818,694
     Participant                                                                        892,972            900,501
     Rollovers                                                                                -             43,588
                                                                                ---------------    ---------------

         Total Contributions                                                          1,777,676          1,762,783
                                                                                ---------------    ---------------

Investment Income (Loss):
     Dividends and Interest Income                                              $       389,118    $       351,556
     Participant Loan Interest                                                           63,100             63,298
     Net Appreciation (Depreciation) in
         Fair Value of Investments (Note 2)                                           2,374,029         (2,411,726)
                                                                                ---------------    ---------------

         Net Investment Income (Loss)                                                 2,826,247         (1,996,872)
                                                                                ---------------    ---------------

Deductions:
     Benefits Paid to Participants                                                     (403,775)       (1,130,010)
     Transfers to Frontier Retirement Savings Plan                                     (137,903)         (219,720)
     Administrative Expenses                                                             (4,557)           (5,131)
                                                                                ---------------    --------------

              Total Deductions                                                         (546,235)       (1,354,861)
                                                                                ---------------    --------------

Increase (Decrease) in Net Assets                                                     4,057,688        (1,588,950)

Net Assets Available for Plan Benefits:
     Beginning of Year                                                               15,027,070         16,616,020
                                                                                ---------------    ---------------
     End of Year                                                                $    19,084,758    $    15,027,070
                                                                                ===============    ===============

                                    The accompanying notes are an integral part of this statement.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.    SUMMARY OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The following summary of the Frontier Refining & Marketing Inc. and Subsidiaries (the “Company”) Collectively Bargained Employees Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, available upon request from the Company’s Human Resources Department, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering any person who is employed by the Company or an affiliate, has completed six months of service, is age 21 or older, and who is covered by a collective bargaining agreement at the Company’s Cheyenne, Wyoming refinery between employee representatives and the Company or an affiliate if the agreement provides for participation in a retirement plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Pension Benefit Guaranty Corporation does not guarantee Plan benefits. Any eligible employee will be considered a “Participant” in the Plan.

All of the Plan’s assets are held by a trustee-administered trust fund (the “Trust”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). A committee appointed by the Company’s Board of Directors (the “Board”) administers the Plan.

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid investment instruments.

Investment Valuation and Income Recognition
Investments, except for investments in the Fidelity Managed Income Portfolio and Participant Loans, are stated at fair values. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Fidelity Managed Income Portfolio is a common/collective trust which invests in guaranteed investment contracts, bank investment contracts and guaranteed synthetic investment contracts. These contracts are carried in the common/collective trust fund’s audited financial statements at estimated fair value as determined by the trust fund’s trustee based on the underlying investments, which approximates fair value. The Plan’s investment in the Trust is valued daily at the Plan’s proportionate interest in the fund as of the financial statement date. The average yield for the years ended December 31, 2003 and 2002 was 4.47% and 5.14%, respectively and the crediting interest rate as of December 31, 2003 and 2002 was 4.23% and 4.85%, respectively. Participant Loans are valued at cost, which approximates fair value. Purchases and sales of investment are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

Administrative Expenses
Subject to such limitations as may be imposed by ERISA or other applicable laws, all costs and expenses incurred in connection with the general administration of the Plan and the Trust shall be covered by the Company unless paid by the Trust. During the years ended December 31, 2003 and 2002, administrative expenses in the amounts of $3,400 and $8,500, respectively, were paid directly by the Company. Additionally, during the years ended December 31, 2003 and 2002, administrative expenses in the amounts of $4,557 and $5,131, respectively were paid by the Trust, from specific participant accounts.

Contributions
Each year, the Company’s Board may determine a contribution (“Profit-Sharing Contribution”) to be made on behalf of each Plan Participant who meets the eligibility requirements. Such contribution, if made, shall be equal to such percentage of the Participant’s compensation (as defined in the Plan document) as the Board may determine. As contractually agreed, a percentage contribution of 8% was made by the Company for the years ended December 31, 2003 and 2002, for participants employed by the Company as of December 31, 2003 and 2002, respectively.

Effective April 1, 2002, the Plan was amended to include several changes available as a result of the 2001 Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”). Participants may now elect to contribute (“Employee Contributions”) from 1% to 60% (previously 15%) of their compensation as a before-tax contribution to the Plan, subject to Internal Revenue Service limits. Participants who are age 50 or older can contribute additional amounts to the Plan each year ($2,000 and $1,000 in 2003 and 2002, respectively) as allowed per EGTRRA.

In addition, the Company may, at the discretion of the Board, make a matching contribution (“Matching Contribution”) on behalf of each Participant. This Matching Contribution, if any, shall be equal to amounts contributed by Participants not to exceed a percentage determined by the Board. During the years ended December 31, 2003 or 2002, as contractually agreed, no Matching Contributions were made for participants employed by the Company as of December 31, 2003 and 2002, respectively.

Total annual additions for the total of Participant and employer contributions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $40,000.

Participant Accounts
A separate account (“Account”) is maintained for each Participant and is credited for the contributions made by and on behalf of each Participant. Each Participant has an undivided proportionate interest in the Trust that is measured by the proportion that the market value of their Account bears to the total market value of all Accounts as of the date that such interest is being determined. As of each Valuation Date, as defined in the Plan, the net earnings and gains or losses of each Investment Fund are allocated to each Participant’s Account in the same proportion that the market value of their Account in such Investment Fund bears to the total market value of all Participants’ Accounts in such Investment Fund.

Vesting
Participants are immediately fully vested in all amounts contributed to the Plan.

Payment of Benefits
Upon a Participant’s retirement, death, disability, or termination of employment, the Participant’s Account will be available for distribution as soon as reasonably practical following the termination date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their account as of the date they attain age 59½. Any amounts subsequently credited to their Account shall be available after each such contribution. Benefits are recorded when paid. As of December 31, 2003 and 2002, $1,384,253 and $1,104,510, respectively, of the net assets available for plan benefits were allocated to Participants who had withdrawn from participation in the Plan.

Participant Loans
Subject to certain limitations, each Participant may borrow amounts from their Account as defined in the Plan. The terms of such loans are determined by the guidelines defined in the Plan, and are in conformance with Internal Revenue Service guidelines. The maximum amount available for borrowing is 50% of the Participant’s vested account balance, not to exceed $50,000. The loans are secured by the balance in the Participants account and bear interest at rates commensurate with the local prevailing rates. Principal and interest is paid ratably through payroll deductions.

2.    INVESTMENTS

The Plan administrator establishes the available investment alternatives administered under the Trust. Each Plan Participant may direct the investment of his/her funds in the Plan in increments of 10% in any one or more of the available investment alternatives. As of December 31, 2003, there are nineteen investment alternatives from which the Participant may choose, including a common/collective trust, mutual funds and Frontier Oil common stock. The Frontier Oil common stock investment alternative is a unitized employer stock fund.

The fair value of individual investments that represent 5% or more of the Plan’s total net assets available for plan benefits as of December 31, 2003 and 2002 are as follows:

                                                          2003                               2002
                                               --------------------------       ---------------------------
                                                 Shares                           Shares
                                                   or                               or
                                                  Units        Amount              Units         Amount
                                               -----------  -------------       ----------    ------------

     Fidelity Independence Fund                  284,568    $   4,570,165          304,516    $  3,980,023
     Fidelity Managed Income Portfolio         4,026,660        4,026,660        3,636,244       3,636,244
     Fidelity Puritan Fund                       122,864        2,269,293          128,732       2,032,684
     Fidelity Aggressive Growth Fund             138,317        2,065,068          125,497       1,404,307
     Fidelity Growth & Income Fund                29,741        1,059,655           28,875         814,582
     Fidelity Low-Priced Stock Fund*              28,056          981,388           11,210         282,161
     Fidelity Intermediate Bond Fund**            82,345          877,801          100,692       1,080,425
*This fund did not exceed 5% or more of the Plan’s total net assets as of December 31, 2002; 2002 amounts are reflected for comparative purposes to 2003 only.
**This fund did not exceed 5% or more of the Plan’s total net assets as of December 31, 2003; 2003 amounts are reflected for comparative purposes to 2002 only.

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

     Mutual funds                                                                $  2,370,187
     Frontier Oil Corporation Common Stock (unitized fund)                              3,842
                                                                                 ------------
         Net appreciation of investments                                         $  2,374,029
                                                                                 ============
The gain or loss on the sale of assets represents the difference between the sales proceeds and the fair value of the investment at the beginning of the year, or the acquisition cost if the asset was acquired during the year. Net appreciation or depreciation in the fair value of investments is computed as the difference between the fair value at the end of the year and the beginning of the year, or the acquisition cost if the asset was acquired during the year.

3.    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1997, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since March 25, 1997, and it is the Plan administrator’s opinion that the Plan is still designed and being operated in compliance with the applicable sections of the Internal Revenue Code.

4.    PLAN AMENDMENT AND TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

5.    PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Fidelity Management Trust Company, the trustee of the Plan and, therefore, these transactions qualify as a party-in-interest. As of December 31, 2003 and 2002, the Plan held 12,387 and 10,744 units, respectively, of the Frontier Oil Corporation Common Stock Unitized Fund, with a cost basis of $170,123 and $167,865, respectively.

6.    RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual fund and common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

                                          FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
                                       COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

                          FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                        As of December 31, 2003

                                                                                       Shares
        Identity of Issuer                     Description of Investments             or Units       Market Value
------------------------------------  --------------------------------------------  -------------  ----------------

Fidelity Management Trust
   Company                            Common/Collective Trust:
                                        *Fidelity Managed Income Portfolio              4,026,660      $  4,026,660
                                      Managed Funds:
                                        *Fidelity Independence Fund                       284,568         4,570,165
                                        *Fidelity Puritan Fund                            122,864         2,269,293
                                        *Fidelity Aggressive Growth Fund                  138,317         2,065,068
                                        *Fidelity Growth & Income Fund                     29,741         1,059,655
                                        *Fidelity Low-Priced Stock Fund                    28,056           981,388
                                        *Fidelity Intermediate Bond Fund                   82,345           877,801
                                        *Fidelity Value Fund                               11,532           715,765
                                        *Fidelity Contrafund                               10,019           494,462
                                        *Fidelity Diversified International Fund           11,381           274,516
                                        *Fidelity Spartan US Equity Index Fund              5,090           200,594
                                        *Fidelity Mid-Cap Stock Fund                        4,656           100,429
                                        *Fidelity Freedom 2020 Fund                         6,139            79,931
                                        *Fidelity Freedom 2030 Fund                         5,619            72,772
                                        *Fidelity Freedom 2010 Fund                         4,772            62,133
                                        *Fidelity Freedom 2040 Fund                         3,090            23,358
                                        *Fidelity Freedom Income Fund                         279             3,089
                                        *Fidelity Freedom 2000 Fund                           215             2,532

Frontier Oil Corporation              *Frontier Oil Corporation Common Stock
                                           Unitized Fund                                   12,387           183,743

Plan Participants                     Participant Loans, maturing between January 26, 2004
                                        and November 26, 2012, 5.00% to 10.50% interest                     767,737
                                                                                                   ----------------

                                          Total Investments                                        $     18,831,091
                                                                                                   ================

*Represents a party-in-interest (Note 5)

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Deloitte & Touche LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Oil Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER REFINING & MARKETING INC. and
SUBSIDIARIES COLLECTIVELY BARGAINED
EMPLOYEES RETIREMENT SAVINGS PLAN

By:    /s/ Nancy J. Zupan
        ––––––––––––––––––––
        Nancy J. Zupan
        Vice President - Controller
(principal accounting officer)

Date: June 28, 2004